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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the Annual Report filed in March, 2001

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  ___                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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
                              [BACKGROUND IMAGE]

                      [rb LOT NO. 2000 ANNUAL REPORT LOGO]

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                               [BACKGROUND IMAGE]

                               TABLE OF CONTENTS


TO OUR FELLOW SHAREHOLDERS                  2
OUR INDUSTRY                                6
THE RITCHIE BROS. DIFFERENCE               10
WHY EQUIPMENT BUYERS CHOOSE RBA            10
WHY EQUIPMENT SELLERS CHOOSE RBA           12
OUR GROWTH STRATEGY                        17
OUR 2000 MILESTONES                        22
THE RITCHIE BROS. AUCTION PROCESS          24
FINANCIAL INFORMATION                      25
SHAREHOLDER INFORMATION                    40

1 LOCATION, 4 AUCTIONEERS, 9 HOURS, 221 CONSIGNORS, 1052 LOTS...

                                      [MAP]

20 YEAR SUMMARY

On December 7, 2000, in Olympia, Washington, we held our 2000th auction. Demonstrating the diversity of a typical Ritchie Bros. bidding audience, this map shows where the buyers came from and the value of what they bought. More than half the equipment was purchased by buyers from outside of Washington State.

1821 BIDDERS, $10,667,300 SOLD - OLYMPIA,WASHINGTON, DECEMBER 7, 2000.

                                [GRAPH, BUYERS]

                              [GRAPH, CONSIGNORS]

                          [GRAPH, GROSS AUCTION SALES]

IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE STATED IN UNITED STATES DOLLARS UNLESS A DIFFERENT CURRENCY IS INDICATED.

The success of one Ritchie Bros. auction attracts equipment to our next auction, which attracts buyers, which attracts equipment, and so on... Our absolute commitment to the unreserved auction process has fueled this business model for 37 years, and it remains the basis of our business model today.

Where has it taken us?

                              [#2000 IN 2000 LOGO]

In 2000, we solidified our position as the world's leading industrial auction company and held our 2000th auction. For us it was merely a milestone on the road to more exciting and farther-reaching business possibilities. Number 3000 is just around the corner.

                               [BACKGROUND IMAGE]

[#2000 IN 2000 LOGO]

Most of the photographs in this Annual Report, including this one of trucks crossing the ramp early on auction day, show customers, staff and equipment involved in Auction #2000.

[IMAGE] TO OUR FELLOW SHAREHOLDERS

IN 2000, WE GREW THE BUSINESS AND PREPARED FOR THE FUTURE

[#2000 IN 2000 LOGO]

WHAT IT TAKES TO DELIVER THE RITCHIE BROS. DIFFERENCE.

Staff working at our Olympia sale site during auction #2000:


Auctioneers                            4
Ringmen                               10
Clerks                                 3
Accounting and administration          4
Counter staff                         11
Yard staff                             6
Equipment operators                   24
Internet Broadcast                     3

YEAR 2000 BY THE NUMBERS:

        - 121 auctions in 8 countries

        - $1.23 billion in gross auction sales

        - 122,000 registered bidders

        - 42,000 buyers

        - 18,000 consignments totaling over 127,000 lots

We held our 2000th auction in the year 2000, a significant milestone after 37 years in the industrial auction business. More important, 2000 was a great year for Ritchie Bros. in terms of investment and expansion. In fact, we are now nearing the completion of a three-year period unlike any in the Company's history. Our capital assets, for example, reached $140 million by the end of 2000 - up from $27 million at the end of 1997, reflecting significant additions to our international network of auction facilities. During 2000, we opened new full-service auction facilities in Perris, California; Chicago, Illinois and Montreal, Quebec. New facilities were also opened at our regional auction units in Singapore and Dubai. We now have a network of over 80 offices, including 25 auction sites, in 21 countries around the world.

We have also added significantly to our team of sales representatives, and expanded our technology infrastructure, all with an eye to laying the foundation for future growth.

These long-term investments were not expected to generate immediate sales growth or margin expansion; however, we believe they are critical for positioning us for future growth and maintaining our competitive posture. They will enable us to take advantage of market opportunities and to provide a superior and increasingly unique level of service to both buyers and sellers of used equipment. As the Company's largest shareholders, we share your interest in and are firmly committed to achieving results that enhance shareholder value. And as we move forward, we expect our sales and revenue growth to out-strip expense growth, leading to better net margins and strong bottom-line performance.

At the start of 2000 we had expected a weakening of the US economy to generate a significant surge in business for us, just as similar slowdowns had done over the past four decades. But this time, perhaps because the predicted slowdown was coming on the heels of an unprecedented period of expansion, equipment owners did not react by selling their idle and underutilized equipment in volumes we had hoped for.

                                   [GRAPHIC]

                                   [GRAPHIC]

What will it take for this underutilized equipment to come to market? It's hard to say. Contributing factors have historically included interest rates, commodity prices, construction activity, contractor and consumer confidence levels, inventory levels and dealer balance sheets. In our opinion, the US economic environment gives us good reason to be optimistic about 2001. When the supply of equipment begins to loosen, as we believe it will, we are positioned to grow our sales without capacity constraints. Our intimate knowledge of this market and our experience in past cycles have convinced us that we are on the right track, and we firmly believe that we are better positioned than ever. We've seen these cycles play out before and we are ready to provide the marketplace.

So our 2000th auction in 2000 was just the beginning. Thanks to the committed efforts of the more than 500 outstanding members of the Ritchie Bros. team - who define the Ritchie Bros. difference day in and day out - we believe that 2001 will be an exciting year for your company.

WHY DO WE CONDUCT ONLY UNRESERVED AUCTIONS?

AT RITCHIE BROS., 'UNRESERVED' MEANS THERE IS NO ARTIFICIAL PRICE MANIPULATION. THERE ARE NO MINIMUM PRICES OR BUY-BACKS BY CONSIGNORS. EVERY BID IS A REAL BID AND EVERYTHING SELLS TO THE HIGHEST BIDDER ON SALE DAY.

TO US, 'UNRESERVED' IS MORE THAN AN AUCTION STYLE - IT'S A FUNDAMENTAL PRINCIPLE. IT'S WHY BIDDERS FROM ALL CORNERS OF THE WORLD WANT TO PARTICIPATE IN OUR AUCTIONS. BY ATTRACTING A LARGE NUMBER OF BIDDERS, AND ALLOWING THEM TO COMPETE IN AN OPEN AND TRANSPARENT ENVIRONMENT, WE ARE ABLE TO TRANSCEND LOCAL MARKET CONDITIONS AND DELIVER FAIR MARKET PRICES. THE FACT THAT WE SELL EVERYTHING ON AN UNRESERVED BASIS IS ONE OF OUR MOST SIGNIFICANT COMPETITIVE ADVANTAGES.

        /s/ DAVE

        ------------------------
[PHOTO] DAVID E. RITCHIE
        CHAIRMAN AND CEO

        /s/ RUSS

        ------------------------
[PHOTO] C. RUSSELL CMOLIK
        PRESIDENT AND COO

                    PART OF THE OLYMPIA AUCTION TEAM             [PHOTO]
                       PRIOR TO THE START OF AUCTION #2000

[IMAGE]     OUR INDUSTRY

THE HIGHLY FRAGMENTED USED EQUIPMENT MARKETPLACE

[#2000 IN 2000 LOGO]

WHAT WE SELL AND WHERE IT COMES FROM.

TYPICAL OF RITCHIE BROS. AUCTIONS, THE DECEMBER 7 OLYMPIA AUCTION FEATURED A WIDE VARIETY OF TRUCKS AND EQUIPMENT INCLUDING 40 CRAWLER TRACTORS, 45 HYDRAULIC EXCAVATORS, 35 MINI-EXCAVATORS, 45 HIGHWAY TRACTORS, 20 DUMP TRUCKS, 20 LOADER BACKHOES AND 35 HI-BOY FLATBED TRAILERS, MANUFACTURED BY COMPANIES SUCH AS CATERPILLAR, KOMATSU, CASE, HITACHI, MACK, VOLVO AND FREIGHTLINER.

SOME OF THE EQUIPMENT IN OUR AUCTIONS COMES TO US WHEN A CONTRACTOR UPGRADES OR REALIGNS HIS FLEET, OR WHEN A LARGE PROJECT IS COMPLETED - A DAM, BRIDGE, ROAD OR PIPELINE, FOR EXAMPLE, WHERE THE OWNER DOESN'T NEED THE EQUIPMENT FOR HIS NEXT JOB. IN ADDITION, WE SELL EQUIPMENT FOR RENTAL COMPANIES AND EQUIPMENT DEALERS AND BROKERS. LESS THAN 5% OF THE EQUIPMENT WE SELL COMES FROM RECEIVERSHIP AND BANKRUPTCY SITUATIONS. IN OLYMPIA, THE LARGEST CONSIGNMENTS WERE ATTRIBUTABLE TO DEALER INVENTORY REDUCTIONS, CONTRACTOR RETIREMENTS AND FLEET REALIGNMENTS.

                                     [PHOTO]

Understanding RBA means understanding the used equipment market. This market includes mobile and stationary equipment used in the construction, mining, forestry, petroleum, agriculture and transportation industries, among others. Much of the equipment is used in diverse industries and locations. Over $1 trillion of it is estimated to be in circulation worldwide, with approximately $100 billion worth being bought and sold each year. The vast majority is sold through brokers and dealers; less than 5% is currently traded through auctions.

We believe that the amount of used equipment sold at auction has doubled in the last 5 to 7 years, and that auction transactions now represent more than $4 billion per year. Ritchie Bros. conducts about 25% of this business, and we estimate that we are larger than our next 50 competitors combined.

When we started doing business in the 1960's, an auction was typically viewed as a method of last resort for selling equipment: "auction" was often associated with "bankruptcy." Fortunately, this impression no longer prevails. Largely due to our proven ability to deliver a global marketplace, people who were reluctant to talk to us 20 years ago now occupy the front rows at our auctions, bidding on equipment as it crosses the ramp. It was a long time coming, but over the last 5 to 10 years, buyers and sellers of used equipment have embraced unreserved auctions in a significant way. We estimate that in our most mature markets, auctions now capture up to a quarter of the used equipment transactions. That's a level of penetration we aim to achieve in all our markets.

                                    [GRAPHIC]

"I've been to Ritchie Bros. auctions all over the States. We like to deal with Ritchie Bros. because their auctions are unreserved and we know that we're bidding against other bidders and not phantoms. We've toured several heavy equipment auction companies and decided to stick with Ritchie Bros."

        -- Lloyd Merrill
        J.K.Merrill & Sons --
        Idaho-based sand and gravel business

                                   [GRAPHIC]

                                    [GRAPHIC]


Within the used equipment market, the auction channel continues to grow in popularity for several reasons:

- Auctioneers are not restricted to selling equipment produced by a particular manufacturer or manufactured for a specific industry, or to holding auctions in a particular geographic region. We can provide comprehensive and convenient service to buyers and sellers.

- Used equipment is well suited to the auction channel because its value is highly condition-sensitive and cannot be assessed on a commodity basis. The unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

- Sellers are showing an increasing preference for achieving a sale at fair market value quickly and with a minimum investment of time and effort on their part.

Historically, the volume of used equipment brought to auction has increased during periods of economic uncertainty. Factors such as financial pressure and decreased contracting work typically increase equipment supply. At the same time, the demand side of the market expands due to an increasing preference amongst equipment buyers for high quality used equipment instead of more expensive new equipment. In prior cycles, macro economic factors like the ones we are seeing at the start of 2001 prompted an increase in used equipment transactions. Thus while an uncertain economy may stall new production, it can make the used market - in terms of both volume and pricing - quite strong.

USED EQUIPMENT ON THE INTERNET

WHILE THE USED EQUIPMENT BUSINESS HAS NOT BEEN TRANSFORMED INTO A VIRTUAL TRADING COMMUNITY, THE INTERNET HAS PROVEN ITS WORTH AS A MARKETING TOOL. BUT DESPITE THE FACT THAT MANY WEBSITES LIST EQUIPMENT FOR SALE (ESSENTIALLY ON-LINE CLASSIFIED ADVERTISING) AND PROVIDE INFORMATION TO EQUIPMENT OWNERS AND OPERATORS, IT APPEARS THAT DOT.COM COMPANIES TRYING TO SELL EQUIPMENT ON-LINE HAVE LEARNED THAT THE USED EQUIPMENT MARKET IS QUITE UNLIKE THE MARKETS FOR COMMODITIES AND COLLECTIBLES. USED EQUIPMENT BUYERS LIKE TO KICK TIRES.

THAT'S WHY MOST USED EQUIPMENT BUSINESS IS STILL CONDUCTED IN TRADITIONAL WAYS. SUCCESS IN OUR MARKET CONTINUES TO BE BASED LARGELY ON PERSONAL RELATIONSHIPS AND TRUST.

NONETHELESS, THE INTERNET IS PROVING TO BE A GREAT INFORMATION EQUALIZER FOR BUYERS AND SELLERS OF EQUIPMENT. THE INCREASED TRANSPARENCY IT AFFORDS HAS MADE THE USED EQUIPMENT MARKET MORE EFFICIENT - A VERY POSITIVE DEVELOPMENT FOR RITCHIE BROS.

[IMAGE] THE RITCHIE BROS. DIFFERENCE

WHY PEOPLE CHOOSE RITCHIE BROS.


                              [#2000 IN 2000 LOGO]


"I JUST BOUGHT A MACHINE LAST WEEK IN THE PHOENIX AUCTION USING A PROXY BID. THAT METHOD WORKS REALLY WELL BECAUSE THEY HAVE INTEGRITY. WE TRUST THEM. I ALSO LIKE THE PERSONAL SERVICE AND THE ATTENTION. YOU GO TO AN AUCTION AND YOU TRAVEL WITH THESE FELLAS AND THEY KNOW YOUR NAME - GOOD EMPLOYEES. I LOVE THE WAY THE GUYS REMEMBER NAMES."

    - RUSS TRACE

    CAPITOL CITY PAVING LTD. - BRITISH COLUMBIA-BASED
    PAVING CONTRACTOR

"I'VE BEEN BUYING STUFF AT RITCHIE BROS' AUCTIONS FOR OVER 30 YEARS. THESE ARE THE BEST AUCTIONS. I LIKE THE WAY THEY TREAT THE CUSTOMERS AND I SURE APPRECIATE THEM NOT LETTING PEOPLE BUY BACK THEIR OWN STUFF."

    - ROGER WRIGHT
     HUFFMAN-WRIGHT -
     OREGON-BASED LOGGER

"I DROVE ABOUT 10 HOURS TO GET HERE TODAY. I CAN GET MY MONEY'S WORTH."

    - BOB CANEVARI
     CANEVARI TIMBER INC.-
     CALIFORNIA-BASED LOGGER

In the highly fragmented used equipment market, buyers and sellers have many choices. We are the world's largest industrial auctioneer and we handle more used equipment transactions than the vast majority of brokers and dealers, but we are not without competition. Fortunately, the way we do business, combined with our depth of industry knowledge and experience, has given us significant competitive advantages and provides compelling reasons for customers to choose RBA.

WHY EQUIPMENT BUYERS CHOOSE RITCHIE BROS.

EVERYTHING IS SOLD ON AN UNRESERVED BASIS

Bidders at a Ritchie Bros. auction do not need to be concerned about artificial price manipulation because we go to great lengths to ensure that only legitimate bidders compete for the equipment we sell. Neither the auctioneer nor the sellers are allowed to bid. Our large and active bidding audiences generate market values for our consignors legitimately. While some auctioneers openly permit owners to bid on their own equipment, or will bid on it themselves, we are well known for our strict position against consignors bidding on their own equipment, either directly or through agents.

FAIR MARKET PRICES

Because everything is sold unreserved, buyers at a Ritchie Bros. auction always pay a fair market price, irrespective of their negotiating skills or purchasing power, because all bidders compete on an equal basis. We don't promise any bargains, but our buyers can always be confident that they are paying fair market value.

GUARANTEE OF CLEAR TITLE

Buyers who don't get clear title to their used equipment are running the risk of having the equipment repossessed by the bank that financed the previous owner - something many buyers don't think about until it's too late. Our Search Department goes through an exhaustive process to identify and coordinate the release of all liens before we sell the equipment. As a result, buyers at our auctions don't need to be concerned about the financial condition of the sellers.

EVERYTHING SELLS                                                         [PHOTO]

Everything sells on sale day to the highest bidder. The buyer simply pays Ritchie Bros. and takes possession of the equipment without any need to negotiate payment or delivery terms.

EFFICIENT USE OF TIME

Our average auction includes over 1000 lots from 150 different consignors, covering a considerable array of truck and equipment categories and manufacturers. By attending a Ritchie Bros. auction, an equipment buyer can inspect in one day what might have taken him weeks if the equipment were being offered for sale by a number of vendors in various locations. He is able to buy all manner of equipment and attachments in one place, in one day, with one invoice - rather than having to negotiate with multiple vendors. This one-stop-shopping approach addresses the needs of our customers, most of whom are contractors who can only afford to spend a limited amount of time away from their jobsites.

THE OPPORTUNITY TO INSPECT, TEST AND COMPARE

We recognize that a piece of used equipment needs to be inspected and compared to other units before being purchased, particularly when the buyer is an end user who intends to take the equipment to his jobsite and use it to earn income. We do everything we can to help our customers accurately determine the value of the equipment so they can bid with complete confidence. In addition to facilitating on-site inspection and comparison of the equipment, we arrange for transportation, finance and other service companies to be present at our auction sites so our customers can get quotes before they bid. And our staff is always available if bidders need any additional information.

"THERE IS MORE TO SELLING USED EQUIPMENT THAN SIMPLY BRINGING BUYERS AND SELLERS TOGETHER. WE GO OUT OF OUR WAY TO PROVIDE THE SERVICES THAT BUYERS AND SELLERS WANT. THIS LETS US DELIVER A GLOBAL MARKETPLACE AND A VERY COMPELLING VALUE PROPOSITION."

        - RUSS CMOLIK

[PHOTO]

[PHOTO]

[#2000 IN 2000 LOGO]

MARKETING INITIATIVES - OLYMPIA AUCTION:

PRELIMINARY BROCHURES ........................     19,497
FINAL BROCHURES ..............................     56,971
rbauction.com SEARCHES OF EQUIPMENT FOR SALE
  OLYMPIA-SPECIFIC SEARCHES ..................     23,786
  ALL SEARCHES,INCLUDING OLYMPIA .............   >200,000


"I USED TO SAY THERE'S NO WAY I COULD EVER AFFORD TO USE THEIR SERVICES. I'M SURE THAT AT THE END OF THIS DAY I'M GOING TO BE SAYING THERE WAS NO WAY I COULD HAVE AFFORDED NOT TO USE THEIR SERVICES. I'M VERY PLEASED."

       - SHELDON HAHN
       HAHN FARMS LIMITED -
       ONTARIO-BASED AGRICULTURAL
       EQUIPMENT DEALER

REMOTE BIDDING

Customers who inspect the equipment and satisfy themselves as to the value of particular pieces, but can't be at the auction site on sale day, can still participate. Proxy bids from qualified bidders can be submitted via our website, via fax, or by calling the sale site. A customer placing a proxy bid specifies the maximum he is willing to pay for a given lot. The bid is confidential and the proxy bidder is inserted into the auction process just as he would have done if he had been able to attend the auction in person.

For example, if a proxy bidder's maximum bid is $80,000 and the highest bid received from the live crowd is $60,000, the proxy bidder will buy the lot for one increment over $60,000 (in this example, probably $62,500). Thus, the auctioneer ensures that the proxy bidder never pays more than if he had been there to place his own bids on auction day. To expand the service we provide to bidders who aren't able to attend our auctions in person, we have been developing and testing a sophisticated Internet-based, real-time bidding system.

WHY EQUIPMENT SELLERS CHOOSE RITCHIE BROS.

EXPOSURE TO A GLOBAL MARKETPLACE

By marketing our auctions directly to a strategic selection from our proprietary database of 340,000 potential customers in over 190 countries, we are able to expose equipment to a large and geographically diverse audience. In addition, all of the equipment is listed on our highly trafficked website, and our auctions are advertised in trade journals and industry publications. And at each of our auctions we promote our forthcoming auctions. All told, we are able to market the equipment in our auctions to a larger base of potential purchasers than could be reached by any of our competitors.

THE ABILITY TO TRANSCEND LOCAL MARKET CONDITIONS

Our auctions attract a large number of foreign and out-of-state/out-of-province participants, most of whom tend to be very serious bidders, having committed significant time and expense to attend. Transportation costs are frequently not an issue for these buyers because, compared to the value of the equipment, such costs are not all that significant - particularly the costs of oceanfreight. As a result, we are often able to deliver world market prices for our consignors' equipment regardless of local market conditions. For example, even if we are holding an auction in an area where the forest industry is in crisis, we can generally achieve solid pricing on logging equipment by attracting buyers from regions or countries whose forest industries have remained relatively robust.

                                    [PHOTO]

"JUST LOOK AROUND THIS AUCTION YARD - IF YOU CAN'T FIND WHAT YOU'RE LOOKING FOR THEN YOU PROBABLY DON'T NEED IT."

      - DAVE CURTIS
      EXCAVATORS INC.- MONTANA-BASED
      RESIDENTIAL/COMMERCIAL CONTRACTOR

                      FORT WORTH,TEXAS - MARCH 14-16,2000
                        GROSS AUCTION SALES: $36 MILLION

                                    [GRAPHIC]

On average, over 50% of the trucks and equipment sold at our auctions goes to buyers from outside the region in which the auction is held. This is particularly appealing to consignors who would prefer not to sell their equipment into their home markets.

SUPERIOR SELLING PRICES

An average of over 1000 bidders participate in each of our auctions. Bidders participate aggressively because they know our auctions are fair and open. On sale day, our experienced auctioneers and ringmen create an exciting atmosphere and a rapid pace, selling up to 100 lots per hour. And with the majority of our buyers being end users, pricing can often be closer to retail than wholesale.


                                    [PHOTO]


ONE-STOP HASSLE-FREE SERVICE

We can coordinate transporting the equipment to the auction site and we look after any cleaning, refurbishing or painting required to make the equipment auction-ready. At many of our auction yards, we have made substantial investments in environmentally certified refurbishing facilities and we do all necessary work right on site. As environmental regulations tighten in many of the jurisdictions in which we operate, these facilities are becoming an increasingly significant competitive advantage for Ritchie Bros.

In addition to getting the equipment sale-ready, we handle questions from prospective bidders, we take care of the marketing and title searches, and we set up the auction yard so bidders can inspect, test and compare the equipment. Perhaps most important, we help our consignors with all of their equipment - any make, model or manufacturer, high-value or low-value, big or small, young or old.

After the auction, we handle the collections and we pay out the net proceeds. Our consignors don't have to negotiate with multiple buyers or worry that a deal might fall apart at the last minute. We take care of selling the equipment so our customers can concentrate on their business.


                                   [Graphic]


HOW DO WE MANAGE THE 'AT-RISK' BUSINESS?

ABOUT 70% OF OUR CONSIGNMENTS ARE DONE ON A STRAIGHT COMMISSION BASIS. IN THESE CASES, CONSIGNORS RISK SELLING THEIR EQUIPMENT FOR LESS THAN THEY EXPECT, BUT ENJOY MAXIMUM UPSIDE POTENTIAL IF IT SELLS FOR MORE.

THE OTHER 30% OF OUR CONSIGNMENTS INVOLVE EITHER A GUARANTEE OF MINIMUM PROCEEDS TO THE CONSIGNOR OR AN OUTRIGHT PURCHASE BY RITCHIE BROS. WE MITIGATE OUR RISK IN THESE SITUATIONS BY CHARGING HIGHER COMMISSION RATES. WE ALSO TAKE ADVANTAGE OF OUR PROPRIETARY APPRAISAL DATABASE AND OUR KNOWLEDGE OF MOST MAJOR EQUIPMENT DEALS AROUND THE WORLD, WHICH COMBINE TO GIVE US EXCELLENT VISIBILITY INTO THE PIPELINE OF EQUIPMENT COMING TO MARKET. FURTHER MITIGATING THE RISK IS OUR LIMITED EXPOSURE TO CHANGES IN EQUIPMENT VALUES -- USUALLY BETWEEN 30 AND 60 DAYS.

[PHOTO]

[#2000 IN 2000 LOGO]

"I'M A CONSIGNOR WITH ABOUT 35 MACHINES IN THIS SALE. USUALLY WE'RE BUYERS. AS BUYERS, WE FIND IT'S A VERY EASY AUCTION TO COME TO. IT'S USER-FRIENDLY, ESPECIALLY THE PERMANENT SITES WITH THEIR OWN BUILDINGS AND NICE AUDITORIUMS TO SIT IN. IT'S ALSO EASY TO SELL HERE. AS SELLERS, WE WERE ON A TIGHT TIME SCHEDULE, SO WE JUST BROUGHT THE EQUIPMENT TO THE AUCTION, RAN IT THROUGH THEIR PAINT AND REFURB FACILITIES AND HAD IT FIXED AND READY FOR SALE. WE DIDN'T HAVE TO SPEND ALL THAT MONEY ON ADVERTISING BECAUSE RITCHIE BROS. ADVERTISES INTERNATIONALLY, INCLUDING ON THE INTERNET. THAT'S WHAT WILL BRING THE MARKET TO YOU. RITCHIE BROS. IS BECOMING THE STANDARD OF PRICES. THE BANKS ARE USING THESE PRICES FOR FINANCING. THE FINANCE COMPANIES ARE USING THEM. AND DEALERS ARE OBVIOUSLY USING THE PRICES THAT ARE ACHIEVED HERE TO SET WHERE WE WILL BE AT RETAIL."

        - DALE URL
        TECHS EQUIPMENT SALES -
        OREGON-BASED
        EQUIPMENT DEALER

COMPELLING VALUE PROPOSITION

Not only do we help our consignors sell their equipment quickly and efficiently, we help them achieve the highest net return on the sale.

Compared to other sales channels, we run a very lean operation with no warranty programs, inventory, or other overheads typically associated with equipment sales. We also sell everything as-is-where-is. As a result, we are able to position ourselves as a low-cost intermediary, minimizing the amount we need to earn on each transaction. We do charge slightly higher commissions than some other auctioneers, but we offer a higher level of service in order to achieve higher prices. To the 18,000 consignors who chose Ritchie Bros. in 2000, that's what counts.

INTERNATIONAL NETWORK OF AUCTION SITES

With regularly scheduled auctions at 25 auction sites and numerous off-site sales, we enable owners to sell their equipment when and where they want -- a particularly compelling feature for customers operating in multiple locations around the nation or around the world.

FLEXIBLE CONTRACT OPTIONS

We are willing to consider underwriting the sale of a substantial fleet, either by providing a guarantee of gross proceeds or by purchasing it outright. In either case, we assume the risk. We can also prepare custom contracts to suit the needs of our customers, and we regularly offer cash advances. We can comfortably do these things because we are confident in our auctions' ability to deliver fair market value.

A REPUTABLE BUSINESS PARTNER

Ritchie Bros. is listed on the New York Stock Exchange and has a strong balance sheet as well as a 37-year history in the industrial auction business. Our customers are always treated fairly and they know we have the financial strength to live up to our commitments.


                                     [PHOTO]

[IMAGE]     OUR GROWTH STRATEGY
            OUR PLAN FOR GROWING EARNINGS


WHY OUR QUARTERS ARE SO LUMPY

OUR BUSINESS IS SEASONAL, WITH MID-DECEMBER THROUGH MID-FEBRUARY AND
JULY/AUGUST BEING TRADITIONALLY SLOW PERIODS, AND IT IS EVENT-DRIVEN, DEPENDENT ON THE TIMING OF FLEET UPGRADES AND REALIGNMENTS, CONTRACTOR RETIREMENTS AND THE COMPLETION OF MAJOR PROJECTS. AUCTION DATES (THERE WERE 121 IN 2000) ARE OFTEN SET WITH AS LITTLE AS FOUR TO SIX WEEKS LEAD TIME. IN ADDITION, MOST OF OUR CUSTOMERS DON'T BUY OR SELL CONSISTENT AMOUNTS OF EQUIPMENT EACH YEAR. PLUS, OUR AUCTION REVENUE RATE (ESSENTIALLY OUR COMMISSION RATE) FLUCTUATES EACH QUARTER DEPENDING ON THE PERFORMANCE OF OUR AT-RISK BUSINESS.

AS A RESULT, OUR QUARTERS ARE NOT PREDICTABLE AND FORECASTING IS DIFFICULT - A REALITY WHICH GIVES OUR ACCOUNTANTS HEADACHES BUT WHICH IS CONSISTENT WITH OUR FOCUS ON LONG-TERM GROWTH RATHER THAN SMOOTH QUARTERS.

DURING THE LAST SEVERAL YEARS, THE MAIN CONTRIBUTOR TO QUARTERLY EARNINGS VOLATILITY HAS BEEN OUR AUCTION REVENUE RATE WHICH HAS, ON A QUARTERLY BASIS, FLUCTUATED BETWEEN 7.5% AND 9.5% BUT HAS CONTINUED TO REVERT TO A REMARKABLY CONSISTENT AVERAGE OF ABOUT 8.8%. WE ARE NOT SEEING ANY TRENDS THAT WOULD LEAD TO A MATERIAL CHANGE IN OUR AVERAGE AUCTION REVENUE RATE.


                                    [PHOTO]


We have achieved a certain degree of momentum over the past 37 years. The success of one auction attracts equipment to the next auction, which attracts buyers, which attracts equipment and so on. It's a self-reinforcing process that has created what is now a tremendous competitive advantage. When a potential consignor weighs his options, he is hard pressed to identify an alternative that offers a better net return. And a buyer is unlikely to find a better selection of equipment without spending several days in numerous locations.

Our task is straightforward: to harness that momentum, fuel it, and grow the business. But we are determined that faster growth must never come at the expense of the high standards of customer service that have brought us to this point. The initiatives undertaken by each of our regions and departments are consistent with the following inter-related strategies that we believe will allow us to achieve reasonable earnings growth without risking the core values on which our business is based.

1. INCREASE OUR CUSTOMER BASE

While our customer base of over 340,000 truck and equipment owners in 190 countries is already substantial, we must continually work to expand it. And in a relationship business like ours, the best way to do that is for sales representatives to personally introduce our services to the truck and equipment owners who don't yet know us.

In terms of sourcing consignments, we will continue to concentrate on our core customer base of contractors and equipment dealers. We will also be spending considerable time with manufacturers of new equipment; because of our ability to provide international distribution for a cost that is well below the cost of an in-house sales and marketing operation, we have become an important distribution arm for some manufacturers.

[#2000 IN 2000 LOGO]

OLYMPIA CASE STUDY

THE PERMANENT AUCTION SITE IN OLYMPIA WAS OPENED IN 1994. DURING THE THREE YEARS PRIOR TO THE OPENING OF THIS FACILITY, ANNUAL GROSS AUCTION SALES IN THE REGION AVERAGED APPROXIMATELY $25 MILLION. IN THE THREE YEARS FOLLOWING, SALES AVERAGED APPROXIMATELY $40 MILLION. WHILE GROSS AUCTION SALES INCREASED BY 50%, OPERATING INCOME INCREASED BY ALMOST 100% BECAUSE OF THE NEW ECONOMIES OF SCALE AND OPERATIONAL EFFICIENCIES. THE BEST PART OF THIS CASE STUDY: GROSS AUCTION SALES AT THE OLYMPIA FACILITY CONTINUE TO GROW. AND THIS SUCCESS HAS ENABLED US TO HOST OFF-SITE SALES IN NEIGHBORING STATES, WITH THE RESULT THAT REGIONAL GROSS AUCTION SALES NOW EXCEED $60 MILLION PER YEAR.

2. EXPAND OUR NETWORK OF AUCTION SITES

To better serve our customers and enhance our market position, we intend to continue expanding our international network of auction facilities. In most cases, we will follow the five-stage approach we have been following since the inception of the Company.

STAGE 1: Identify patterns of bidder travel and the regions that are home to new bidders and equipment owners.

STAGE 2: Hold auctions at temporary `off-site' locations in those regions in order to introduce our auctions to more people and expand our customer base.

STAGE 3: Establish a modest sales office and staff it with one or two territory managers, who will develop the region, hold additional off-site auctions and source equipment for other sites.

STAGE 4: Develop a Regional Auction Unit. At this stage we lease a yard, deploy additional people and typically hold auctions every three to six months.

STAGE 5: In areas where our market assessment leads us to expect an appropriate return on investment (and where the potential exists for even stronger returns), we purchase land and construct purpose-built auction facilities. These Permanent Auction Sites help us mount larger auctions with lower costs.

Expanding our network of auction sites reinforces one of our main competitive advantages: our purpose-built auction theatres and environmentally certified refurbishing facilities enable us to meet the needs of equipment owners better than our competitors.

We expect to spend in the range of $40 million over the next 18 months to complete our current capital expenditure program. Then we will likely scale back our capital expenditures to about $20 million per year on average, the plan being to add one or two permanent auction sites to our network each year.

3. EXPAND OUR GEOGRAPHIC REACH

Although the United States is already our largest market, we continue to see significant growth opportunities in almost every part of the country. In Europe and the Middle East, we are looking for meaningful growth at our facilities in The Netherlands and Dubai and in countries where to date we have not been holding auctions. We hope to establish a regular schedule of auctions in several countries throughout Europe and the Middle East.

Asia was admittedly a disappointment in 2000 due to stagnant economic conditions and depressed purchasing power throughout the region. We nonetheless remain confident that our Singapore auction site will ultimately be a valuable and integral part of our network, and we plan to further expand our footprint in Asia in the coming years.

We have also commenced activity in Latin and South America. Much like Asia, these markets produced hardly any business for us in 2000, but we intend to maintain a presence in these regions to take advantage of opportunities when they present themselves.

4. EXPAND INTO RELATED MARKETS

To boost our sales of agricultural equipment and over-the-road trucks and trailers, we have been hiring people with expertise in both of these market segments and adding "truck days" and "ag days" to some of our auctions. Both segments are complementary to our core business and allow us to increase the utilization of our auction facilities.


                                    [PHOTO]


5. RECRUIT, TRAIN AND DEVELOP THE BEST PEOPLE

Closely related to our other growth strategies is our plan to build our team of sales representatives and support personnel. In our business, nothing is more important - or difficult. We are a unique company in a unique industry, and people with the skills needed to be successful at Ritchie Bros. are not readily available. We screen very carefully before adding new members to our team because we will not compromise our customer relationships or hard-earned reputation. At December 31, 2000, we had a total full-time staff of 515 people, including 177 front line sales representatives, up 14% and 16% respectively from December 31, 1999 levels. We grew our team significantly in 2000 but still run a lean operation considering our volume of business.

It takes a while for our new sales representatives to earn the level of trust necessary for our customers to see them as a valued partner who can help with the management of their fleet. We expect the large number of new hires in 2000 to become more productive and to generate increasing amounts of business. By adding more people every year, albeit probably at a slower pace than in 2000, we expect to be able to fuel ongoing sales and earnings growth.

6. USE THE INTERNET TO ENHANCE OUR BUSINESS

The Internet is not a disruptive technology that threatens our business. It is a valuable tool we can use to further differentiate ourselves from our competition and ensure that we continue to provide the best venue for the purchase and sale of used equipment. Rather than using the Internet to replace our auctions, we are using the Internet to enhance our auctions.

                                    [PHOTO]


WHAT YOU CAN DO @ RBAUCTION.COM

- EQUIPMENT SEARCH - A SOPHISTICATED TOOL THAT ALLOWS YOU TO SEARCH THROUGH ALL ITEMS CONSIGNED TO UPCOMING AUCTIONS

- SALE-DAY CATALOGS - ON-LINE ACCESS TO AUCTION CATALOGS WITH ALL LOTS LISTED IN SALE ORDER

- RBAUCTIONRE$ULTS - ACCESS TO 24 MONTHS OF RITCHIE BROS. AUCTION RESULTS

- RBAUCTIONVIEW - LIVE INTERNET BROADCASTS OF SELECTED RITCHIE BROS. AUCTIONS

- RBAUCTIONBID-PROXY - A TOOL FOR SUBMITTING BIDS IN ADVANCE OF THE LIVE AUCTION

- RBAUCTIONBID-LIVE - A TOOL, TESTED ON A CONTROLLED BASIS IN 2000, TO ALLOW CUSTOMERS TO PLACE LIVE REAL-TIME BIDS OVER THE INTERNET

- RBAUCTIONCONSIGN - A STREAMLINED CONSIGNMENT PROCESS FOR CUSTOMERS WITH ANNUAL CONTRACTS

FOR FURTHER INFORMATION ABOUT THESE SERVICES, PLEASE VISIT RBAUCTION.COM

Our customers have told us that 100-point inspection reports, digital photos and independent appraisals do not eliminate the need for tire-kicking. For most of our customers, bidding top dollar on a piece of used equipment without personally inspecting the equipment would be equivalent to buying a used car without taking it for a test drive. For this reason we decided early on not to hold the virtual auctions that some dot.com companies have attempted. But as a service to those customers who have satisfied themselves as to the quality of a particular piece of equipment but for one reason or another are unable to attend the auction, we are enhancing our auctions by allowing these customers to participate over the Internet.

During 2000 we broadcast several of our auctions over the Internet using the RBAUCTIONVIEW service on our website. We also successfully tested our real-time Internet bidding software, launching on a controlled basis a new service called RBAUCTIONBID-LIVE. This service, which we will be refining and improving in 2001, is a complement to the increasingly popular RBAUCTIONBID-PROXY service that has been in place for over a year. By the end of 2000, we had sold over $5.0 million worth of trucks and equipment to customers who placed their bids using the RBAUCTIONBID-PROXY service on our website - an impressive number by dot.com standards but representing less than half of one percent of our gross auction sales.

During 2000 we also provided our customers other on-line services to help them manage their fleets of equipment. The most significant of these initiatives was the launch of RBAUCTIONRE$ULTS, an rbauction.com premium service that, for the first time, gives our customers access to our historic auction results. Other services in development and scheduled for launch in the coming months share the goal of making rbauction.com "the place to go for the tools you need to manage your fleet".

We are committed to remaining at the forefront of technology in the used equipment industry and we will continue to take advantage of the Internet to achieve that goal.

        "EVEN BEFORE THE ADVENT OF THE INTERNET, WE PROVIDED A GLOBAL MARKETPLACE FOR USED EQUIPMENT. THE INTERNET IS GIVING US NEW OPPORTUNITIES TO GROW OUR BUSINESS AND IMPROVE THE SERVICES WE OFFER OUR CUSTOMERS."

                - DAVE RITCHIE

                                    [GRAPHIC]

[IMAGE] OUR 2000 MILESTONES



                                     [MAP]



MARCH 7

Grand opening of Permanent Auction Site
in Perris, California

MARCH 21

Grand opening of Permanent Auction Site
in Chicago, Illinois

JUNE 29

Grand opening of Permanent Auction Site
in Montreal, Quebec

JULY 27

Grand opening of new auction facility
at regional auction unit in Singapore

SEPTEMBER 19,20 & 21
Largest ever North American auction -
Ft. Worth, Texas, $45 million

OCTOBER 3

First Ritchie Bros. auction in Spain

OCTOBER 16

Grand opening of new auction facility
at regional auction unit in Dubai, UAE

DECEMBER 7

Auction # 2000 - Olympia, Washington

DECEMBER 11 & 12
Largest ever Canadian auction -
Toronto, Ontario, CAD $30 million

                                     [MAP]

                            RITCHIE BROS. LOCATIONS

                            PERMANENT AUCTION SITES

                            REGIONAL AUCTION UNITS

                            SALES OFFICES

THE RITCHIE BROS. AUCTION PROCESS

STEP 1  GETTING TO KNOW THE OWNER AND HIS EQUIPMENT

The auction process begins when an equipment owner meets with one of our territory managers. We get to know the owner's needs and, if necessary, we appraise his equipment. An appraisal starts with a field inspection of the equipment. Photographs are taken and particulars of the equipment are noted. The photographs and equipment descriptions are circulated to the people participating in the appraisal; typically the appraisal team includes two people from the local area, two from head office and, if necessary, additional people with relevant expertise. After their individual appraisals are complete, the appraisal team compares notes and concludes on a final appraised value for the fleet.

STEP 2  DRAFTING THE AUCTION CONTRACT

We sit down with the consignor and work out the details of his individual auction contract. Straight commission contracts are the most common. If we have performed an appraisal, we may also offer the consignor a guarantee of gross proceeds or an outright purchase contract. In certain circumstances, we offer cash advances and other options. Long story short: we draft a contract tailored to the consignor's individual needs and requirements.

STEP 3  GETTING THE EQUIPMENT "AUCTION READY"

Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repairwork or painting that is required in order to get the equipment ready for the auction. All of this is done in consultation with the consignor.

STEP 4  MARKETING THE EQUIPMENT TO THE WORLD

Marketing is done through full-colour auction brochures that are mailed to a targeted selection from our extensive customer database (an average of 50,000 are mailed for each auction). In addition, every piece of equipment is posted on our website at rbauction.com. Our auctions are also advertised through trade journals and press releases, and we promote them at all intervening Ritchie Bros. auctions, ensuring that the equipment is exposed to the widest possible audience of potential buyers.

STEP 5  SEARCHING THE EQUIPMENT FOR LIENS

To ensure that buyers can purchase with confidence, we guarantee the clear title of everything we sell. Our search department identifies and arranges for the release of all liens and encumbrances.

STEP 6  SETTING UP THE AUCTION YARD

The equipment is sorted and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. And to make the process even easier for the bidders, we arrange for caterers, finance company representatives, customs brokers, transportation companies and other services to be present on the site.

STEP 7  AUCTION DAY

On auction day, our auctioneers, ringmen, yard staff and administrative team conduct an efficient and exciting auction. We sell up to 100 lots every hour.

STEP 8  TAKING CARE OF BUSINESS

After the auction is over, we collect the proceeds from the buyers, coordinate the release of the equipment to its new owners, and disburse the proceeds (along with detailed settlement statements) to the consignors.

[IMAGE] FINANCIAL INFORMATION:


                                                             Page
                                                             ----
MANAGEMENT'S DISCUSSION AND ANALYSIS                          25

INDEPENDENT AUDITORS' REPORT                                  28

CONSOLIDATED FINANCIAL STATEMENTS
      Consolidated Statements of Income                       28
      Consolidated Balance Sheets                             29
      Consolidated Statements of Shareholders' Equity         29
      Consolidated Statements of Cash Flows                   30
      Notes to Consolidated Financial Statements              31

SELECTED FINANCIAL AND OPERATING DATA                         36

SUPPLEMENTAL QUARTERLY DATA                                   37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

THE FOLLOWING DISCUSSION SUMMARIZES THE SIGNIFICANT FACTORS AFFECTING THE CONSOLIDATED OPERATING RESULTS AND FINANCIAL CONDITION OF RITCHIE BROS. AUCTIONEERS INCORPORATED ("RITCHIE BROS." OR THE "COMPANY") FOR THE YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN. THE COMPANY PREPARES ITS CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA WHICH, EXCEPT AS SET OUT IN NOTE 9 TO THE CONSOLIDATED FINANCIAL STATEMENTS, RESULT IN MATERIALLY CONSISTENT FINANCIAL POSITION AND RESULTS OF OPERATIONS TO THAT WHICH WOULD BE REPORTED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. AMOUNTS DISCUSSED BELOW ARE BASED ON CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN ACCOUNTING PRINCIPLES.

Ritchie Bros. is the world's leading auctioneer of industrial equipment. At December 31, 2000, the Company operated from over 80 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

During 2000 the Company held its first auction in Spain and opened sales offices in Spain, Saudi Arabia, Jordan and several cities in North America. In addition, new permanent auction sites were opened in Perris, California; Morris, Illinois; and Montreal, Quebec. The Company also opened new auction facilities at its regional auction units in Dubai, the United Arab Emirates and Singapore. Also during 2000, the Company purchased 318 acres of land (with plans to develop approximately 125 acres) in Edmonton, Alberta with the intention of constructing a permanent auction site to service the Edmonton market. The new site is expected to replace the existing 24 acre Edmonton permanent auction site in the second half of 2001. The Company also purchased two acres of land in Richmond, British Columbia with the intention of constructing a new administrative head office building. The new head office is expected to be complete in June 2001.

Also during 2000 the Company hosted several live auction broadcasts over the Internet and continued its work on other Internet initiatives designed to enhance the Company's auction business.

RESULTS OF OPERATIONS

AUCTION REVENUES

Auction revenues of $106.1 million for the year ended December 31, 2000 increased by $1.5 million, or 1.4%, from 1999 due to increased gross auction sales, partially offset by a lower average percentage of auction revenues earned by the Company on gross auction sales. Gross auction sales of $1.23 billion for the year ended December 31, 2000 increased $62.4 million, or 5.3%, over the prior year, primarily as a result of increased gross auction sales in Canada and the United States, partially offset by decreased gross auction sales in other parts of the world. Results for 2000 included significant auctions in Fort Worth, Texas; Ocala, Florida; Toronto, Ontario and in the Port of Moerdijk, the Netherlands. In addition, the Company held its first auction in Spain. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the year ended December 31, 2000, the auction revenue rate of 8.61% was lower than the long-term average and lower than the 8.94% rate experienced in the year ended December 31, 1999. Management's expectations with respect to the long-term average auction revenue rate remain unchanged.

DIRECT EXPENSES

Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $17.9 million for the year ended December 31, 2000 increased by $0.5 million compared to 1999 due to increased auction activity generated by the Company in 2000. As a percentage of gross auction sales, direct expenses were 1.45% for the year ended December 31, 2000, roughly consistent with the 1.49% ratio experienced in the prior year. Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.50% in 2001.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation is calculated on capital assets employed in the Company's business, including buildings, certain site improvements, automobiles, yard equipment, and computer hardware and software. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of the acquisition of the auction business of Forke in April 1999. In the year ended December 31, 2000, depreciation and amortization expense was $7.8 million, compared to $5.6 million in 1999. This increase is primarily the result of the depreciation of new auction facilities constructed over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 2000, the Company incurred G&A of $52.9 million, as compared to $47.3 million in 1999. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, and costs associated with a Company-wide meeting held in January 2000. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company's growth plans and other factors.

INCOME FROM OPERATIONS

Income from operations was $27.5 million for the year ended December 31, 2000 compared to $34.2 million in 1999. This decrease is primarily the result of increased G & A and depreciation and amortization expenses.

INTEREST EXPENSE

Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 2000 was $3.4 million, compared to $1.7 million incurred in 1999. The increase resulted primarily from debt incurred by the Company in April 1999 and June 1999 in connection with the acquisition of the auction business and certain assets of Forke, as well as debt incurred over the past year to finance the development of additional permanent auction sites. During the year, the Company capitalized $1.1 million (1999--$0.9 million) of interest related to properties under development. Management anticipates that interest expense will increase further as debt is incurred to finance the development of additional permanent auction sites. See "Overview" and "Liquidity and Capital Resources."

OTHER INCOME

Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the year ended December 31, 2000 was $1.3 million compared to $1.2 million in 1999.

INCOME TAXES

Income taxes of $8.2 million for the year ended December 31, 2000 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 32.2% on net income for the year ended December 31, 2000 is lower than the 33.9% rate the Company experienced in 1999 primarily due to the different jurisdictions in which the Company operates and earns its income.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

At December 31, 2000, working capital including cash was $30.9 million, compared to $26.0 million at December 31, 1999. This increase of $4.9 million during the year is primarily a result of the reclassification of redundant property from capital assets to current assets partially offset by an increase in current portion of bank debt. The redundant property is presently being marketed for sale. The increase in debt was incurred to finance the acquisition and development of certain permanent auction sites.

Net capital expenditures by the Company during the year ended December 31, 2000 were $46.5 million as compared to $55.2 million for the year ended December 31, 1999. In 2000, the Company acquired land for use as permanent auction sites and an administrative head office and incurred related development costs in Canada and the United States. In addition, the Company continued to incur site development costs in the United States, Canada, Singapore and the United Arab Emirates. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States. The Company expects that it will incur capital expenditures of approximately $40 million during 2001 and the first half of 2002. In subsequent years, the Company expects to incur in the range of $20 million per year in capital expenditures. Actual expenditure levels will depend on the Company's ability to identify, acquire and develop suitable auction sites.

The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $97.2 million and to credit lines for funding property acquisitions of approximately $91.9 million. At December 31, 2000, the Company had bank debt of $2.1 million related to operations, and bank debt related to property acquisitions totaled $65.1 million, leaving a net credit line of $95.1 million available for operations and net credit lines of $25.7 million available for property acquisitions. See "Overview".

FORWARD-LOOKING STATEMENTS

This Annual Report, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenues, direct expenses, G&A, income taxes, the anticipated improvement, acquisition and development of permanent auction sites, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual return for 2000 filed on Form 40-F in March 2001. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 2000 and 1999 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, in accordance with Canadian generally accepted accounting.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2000 and shareholders' equity as at December 31, 2000 and 1999 to the extent summarized in note 9 to the consolidated financial statements.

/s/ KPMG LLP
---------------------
Chartered Accountants

Vancouver, Canada
February 16, 2001

--------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States Dollars)

Years ended December 31, 2000, 1999 and 1998

                                                        2000                 1999               1998
========================================================================================================
Auction revenues                                     $   106,125         $   104,624         $    94,899
Direct expenses                                          (17,936)            (17,469)            (16,010)
--------------------------------------------------------------------------------------------------------
                                                          88,189              87,155              78,889

Expenses:
      Depreciation and amortization                        7,761               5,581               2,752
      General and administrative                          52,942              47,346              39,315
--------------------------------------------------------------------------------------------------------
                                                          60,703              52,927              42,067
--------------------------------------------------------------------------------------------------------
Income from operations                                    27,486              34,228              36,822
Other income (expenses):
      Interest expense                                    (3,378)             (1,705)             (1,569)
      Other                                                1,252               1,209               3,251
--------------------------------------------------------------------------------------------------------
                                                          (2,126)               (496)              1,682
--------------------------------------------------------------------------------------------------------
Income before income taxes                                25,360              33,732              38,504
Income taxes (note 8):
      Current                                              7,979              10,902              13,962
      Future                                                 176                 550                (292)
--------------------------------------------------------------------------------------------------------
                                                           8,155              11,452              13,670
--------------------------------------------------------------------------------------------------------
Net income                                           $    17,205         $    22,280         $    24,834
========================================================================================================

Net income per share (note 1(n)):
      Basic                                          $      1.03         $      1.34         $      1.56
      Diluted                                               1.01                1.31                1.54
========================================================================================================
Weighted average number of shares outstanding         16,743,433          16,686,595          15,918,214
========================================================================================================


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board of Directors

/s/ C. RUSSELL CMOLIK        /s/ PETER J. BLAKE
------------------------     -------------------------
C. Russell Cmolik            Peter J. Blake
Director                     Director

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

December 31, 2000 and 1999


                                                                           2000           1999
================================================================================================
ASSETS
Current assets:
     Cash and cash equivalents                                          $  63,435      $  55,921
     Accounts receivable                                                   10,565          9,645
     Inventory                                                              9,175          3,203
     Advances against auction contracts                                        --            856
     Prepaid expenses and deposits                                          1,234          1,221
     Income taxes recoverable                                                 911            865
     Capital assets available for sale                                      7,305            292
------------------------------------------------------------------------------------------------
                                                                           92,625         72,003
Capital assets (note 2)                                                   140,621        110,459
Funds committed for debt repayment (note 5)                                 3,250             --
Goodwill (note 3)                                                          30,116         31,767
Future income taxes (note 8)                                                1,741          1,917
------------------------------------------------------------------------------------------------
                                                                        $ 268,353      $ 216,146
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Auction proceeds payable                                           $  23,556      $  16,178
     Accounts payable and accrued liabilities                              28,846         17,891
     Short-term debt (note 4)                                               2,057          6,529
     Current bank term loans (note 5)                                       7,309          5,425
------------------------------------------------------------------------------------------------
                                                                           61,768         46,023
Bank term loans (note 5)                                                   57,821         35,728
------------------------------------------------------------------------------------------------
                                                                          119,589         81,751
Shareholders' equity:

     Share capital (note 6)                                                69,132         69,130
     Additional paid-in capital (note 6(f))                                 4,332          4,332
     Retained earnings                                                     81,257         64,052
     Foreign currency translation adjustment                               (5,957)        (3,119)
------------------------------------------------------------------------------------------------
                                                                          148,764        134,395
------------------------------------------------------------------------------------------------
                                                                        $ 268,353      $ 216,146
================================================================================================


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of United States Dollars)


                                                                                                       Foreign
                                                                            Additional                 currency          Total
                                                                  Share      paid-in     Retained     translation    shareholders'
                                                                 capital     capital     earnings      adjustment       equity
==================================================================================================================================
Balance, December 31, 1997                                     $  10,866    $      --    $  16,958     $  (2,118)    $  25,706
Net proceeds on common shares issued                              53,862           --           --            --        53,862
Net income                                                            --           --       24,834            --        24,834
Reorganization costs                                                  --           --          (20)           --           (20)
Foreign currency translation adjustment                               --           --           --          (210)         (210)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                        64,728           --       41,772        (2,328)      104,172
Net proceeds on stock options exercised                                3           --           --            --             3
Employee share compensation                                        1,344           --           --            --         1,344
Common shares issued on acquisition of goodwill (note 6(f))        3,055           --           --            --         3,055
Warrants issued on acquisition of goodwill (note 6(f))                --        4,332           --            --         4,332
Net income                                                            --           --       22,280            --        22,280
Foreign currency translation adjustment                               --           --           --          (791)         (791)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                        69,130        4,332       64,052        (3,119)      134,395
Net proceeds on stock options exercised                                2           --           --            --             2
Net income                                                            --           --       17,205            --        17,205
Foreign currency translation adjustment                               --           --           --        (2,838)       (2,838)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                     $  69,132    $   4,332    $  81,257     $  (5,957)    $ 148,764
==================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

Years ended December 31, 2000, 1999 and 1998


                                                                  2000         1999         1998
================================================================================================
Cash and cash equivalents provided by (used in):

Operating activities:
      Net income                                              $ 17,205     $ 22,280     $ 24,834
      Items not involving the use of cash:
           Depreciation                                          6,110        4,345        2,752
           Amortization of goodwill                              1,651        1,236           --
           Employee share compensation                              --        1,344           --
           Future income taxes                                     176          550       (2,467)

      Changes in non-cash working capital:
           Accounts receivable                                    (920)      (2,874)         (27)
           Inventory                                            (5,972)        (848)       4,726
           Advances against auction contracts                      856        4,489       (4,084)
           Prepaid expenses and deposits                           (13)        (510)         507
           Auctions proceeds payable                             7,378        2,148       (3,698)
           Income taxes                                            (46)      (3,944)      (1,463)
           Accounts payable and accrued liabilities             10,955       (3,860)       4,620
           Other                                                  (231)         (86)        (210)
------------------------------------------------------------------------------------------------
                                                                37,149       24,270       25,490

Investing activities:
      Capital asset additions                                  (46,539)     (55,153)     (37,069)
      Acquisition of goodwill                                       --      (25,616)          --
------------------------------------------------------------------------------------------------
                                                               (46,539)     (80,769)     (37,069)
------------------------------------------------------------------------------------------------
Financing activities:
      Issuance of share capital                                      2            3       53,862
      Bank term loans                                           24,624       32,268        4,208
      Short-term debt                                           (4,472)       6,529           --
      Reorganization costs                                          --           --          (20)
      Funds committed for debt repayment                        (3,250)          --           --
------------------------------------------------------------------------------------------------
                                                                16,904       38,800       58,050
------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 7,514      (17,699)      46,471

Cash and cash equivalents, beginning of year                    55,921       73,620       27,149
------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                        $ 63,435     $ 55,921     $ 73,620
------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
      Interest paid, excluding interest capitalized           $  3,948     $  2,633     $  1,570
      Income taxes paid                                          8,123       14,861       16,735
      Non-cash investing activities:
           Common shares issued on acquisition of goodwill          --        3,055           --
           Warrants issued on acquisition of goodwill               --        4,332           --
      Non-cash financing activities:
           Employee share compensation                              --        1,344           --
================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)


Years ended December 31, 2000, 1999 and 1998

1.      SIGNIFICANT ACCOUNTING POLICIES:

        (a)     Basis of presentation:

                These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

                The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

        (b)     Cash and cash equivalents:

                Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

        (c)     Inventory:

                Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

        (d)     Capital assets available for sale:

                Capital assets available for sale are valued at lower of cost and net realizable value.

        (e)     Advances against auction contracts:

                Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.

        (f)     Capital assets:

                All capital assets are stated at cost and include capitalized interest costs on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

                    Improvements                        30 years straight-line
                    Buildings                           30 years straight-line
                    Automotive equipment                30% declining balance
                    Computer equipment                  30% declining balance
                    Computer software                   3 years straight-line
                    Yard equipment                      20-30% declining balance
                    Office equipment                    20% declining balance
                    Leasehold improvements              Terms of leases

        (g)     Goodwill:

                Goodwill, which represents non-identifiable intangible assets acquired, is being amortized on a straight-line basis over the expected period to be benefited, which is 20 years. The Company periodically assesses the recoverability of goodwill by determining whether the amortization of the carrying value over its remaining life can be recovered through estimated undiscounted future operating cash flows.

        (h)     Revenue recognition:

                Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

        (i)     Income taxes:

                Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the enactment date of future tax benefits. To the extent that realization of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

        (j)     Foreign currency translation:

                The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the currency of the country of residency. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in shareholders' equity.

                Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)


Years ended December 31, 2000, 1999 and 1998


1.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        (k)     Use of estimates:

                The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

        (l)     Financial instruments:

                Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

        (m)     Credit risk:

                The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

        (n)     Net income per share:

                Net income per share has been calculated based on the weighted average number of common shares outstanding. Diluted net income per share has been calculated after giving effect to the outstanding options and warrants.

        (o)     Stock-based compensation:

                The Company has a stock-based compensation plan, which is described in note 6(e). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

        (p)     Comparative figures:

                Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.      CAPITAL ASSETS:


                                                                           Accumulated          Net book
        December 31, 2000                                 Cost            depreciation            value
        ================================================================================================
        Land and buildings under development            $ 13,854            $     --            $ 13,854
        Land and improvements                             62,291               1,755              60,536
        Buildings                                         58,639               5,011              53,628
        Automotive equipment                               7,821               2,839               4,982
        Computer equipment                                 2,942               1,531               1,411
        Computer software                                  2,261                 621               1,640
        Yard equipment                                     4,317               1,802               2,515
        Office equipment                                   3,421               1,685               1,736
        Leasehold improvements                               520                 201                 319
        ------------------------------------------------------------------------------------------------
                                                        $156,066            $ 15,445            $140,621
        ================================================================================================


                                                                           Accumulated          Net book
        December 31, 1999                                 Cost            depreciation            value
        ================================================================================================
        Land and buildings under development            $ 12,764            $     --            $ 12,764
        Land and improvements                             48,723               1,426              47,297
        Buildings                                         43,808               3,535              40,273
        Automotive equipment                               6,633               2,224               4,409
        Computer equipment                                 2,492               1,131               1,361
        Computer software                                    525                 185                 340
        Yard equipment                                     3,474               1,391               2,083
        Office equipment                                   2,999               1,329               1,670
        Leasehold improvements                               380                 118                 262
        ------------------------------------------------------------------------------------------------
                                                        $121,798            $ 11,339            $110,459
        ================================================================================================

        During the year, interest of $1,141,007 (1999 -- $918,581) was capitalized to cost of the buildings.

3.      GOODWILL:


                                                      2000               1999
        ======================================================================
        Goodwill                                    $33,003            $33,003
        Accumulated amortization                      2,887              1,236
        ----------------------------------------------------------------------
                                                    $30,116            $31,767
        ======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)


Years ended December 31, 2000, 1999 and 1998


4.      SHORT-TERM DEBT:

        Short-term debt consists of a draw on lines of credit in the amounts of AUD $1,900,000 and $1,000,000 with a weighted average interest rate of 8.35%.

5.      BANK TERM LOANS:


                                                                                         2000          1999
        =====================================================================================================
        Term loan of NLG 9.6 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus
          7/8%, due in quarterly instalments of NLG 125,000
          including interest, with the final payment occurring in 2013                  $ 3,890       $ 4,395

        Term loan, unsecured, with $25 million bearing interest at 7.21%
          and $10 million bearing interest at 7.10%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25
          million towards a sinking fund), with the final payment occurring in 2004      33,250        35,000

        Term loan of AUD $2.7 million, secured by deeds of trust on specific property, with $1.7 million bearing interest at 6.5% and $1 million bearing interest at the Australian prime rate, due in quarterly instalments of AUD $75,000, including interest, with
          final payment occurring in 2010                                                 1,321         1,758

        Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum annual instalments of $250,000, with final
          payment occurring in 2005                                                       5,000            --

        Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $250,000, with
          final payment occurring in 2005                                                 5,000            --

        Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000
          towards principal, $464,300 towards a sinking fund), with
          the final payment occurring in 2005                                             5,000            --

        Term loan, unsecured, of $5 million bearing interest at 7.15%, due in minimum annual instalments of $714,300 ($250,000
          towards principal, $464,300 towards a sinking fund), with the
          final payment occurring in 2006                                                 5,000            --

        Term loan, unsecured, of CAD $10 million bearing interest at
          7.195%, due in monthly instalments of interest only, with the
          full amount of the principal due in December, 2004                              6,669            --
        -----------------------------------------------------------------------------------------------------
                                                                                         65,130        41,153
        Current portion                                                                   7,309         5,425
        -----------------------------------------------------------------------------------------------------
                                                                                        $57,821       $35,728
        =====================================================================================================

        As at December 31, 2000, principal repayments including sinking fund requirements are as follows for the next five years:

        2001                                                     $ 7,309
        2002                                                       7,309
        2003                                                       7,309
        2004                                                      27,227
        2005                                                      11,237
        Thereafter                                                 4,739
        ----------------------------------------------------------------
                                                                 $65,130
        ================================================================

6.      SHARE CAPITAL:

        (a)     Authorized:
                Unlimited number of common shares, without par value
                Unlimited number of senior preferred shares, without par value, issuable in series
                Unlimited number of junior preferred shares, without par value, issuable in series
        (b)     Issued:
                Issued and outstanding, December 31, 1997                                               13,213,666
                Number of common shares issued during the year ended December 31, 1998:
                      Pursuant to an equity offering                                                     3,335,000
                --------------------------------------------------------------------------------------------------
                Issued and outstanding, December 31, 1998                                               16,548,666
                Number of common shares issued during the year ended December 31, 1999:
                      For cash, pursuant to stock options exercised                                         34,598
                      Employee share compensation (note 6(e))                                               50,000
                      Pursuant to acquisition of goodwill (note 6(f))                                      100,000
                --------------------------------------------------------------------------------------------------
                Issued and outstanding, December 31, 1999                                               16,733,264
                Number of common shares issued during the year ended December 31, 2000:
                      For cash, pursuant to stock options exercised                                         15,299
                --------------------------------------------------------------------------------------------------
                      Issued and outstanding, December 31, 2000                                         16,748,563
                ==================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2000, 1999 and 1998


6.      SHARE CAPITAL (CONTINUED):

        (c)     Options:

                The Company has a stock option plan which provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 2000, there were 1,162,667 (1999 - 1,240,667) shares authorized for grants of options under the stock option plan. Stock option activity for 1998, 1999 and 2000 is presented below:


                                                                        Number of             Weighted
                                                                        options                average
                                                                      outstanding           exercise price
                ------------------------------------------------------------------------------------------
                Outstanding, December 31, 1997                          196,333                $    0.10
                      Granted                                            36,000                    26.12
                      Cancelled                                         (25,333)                    0.10
                ------------------------------------------------------------------------------------------
                Outstanding, December 31, 1998                          207,000                $    4.67
                      Granted                                            27,000                    31.23
                      Cancelled                                          (4,166)                    0.10
                      Exercised                                         (34,598)                    0.10
                ------------------------------------------------------------------------------------------
                Outstanding, December 31, 1999                          195,236                     9.20
                      Granted                                            78,000                    26.66
                      Cancelled                                         (16,301)                    5.00
                      Exercised                                         (15,299)                    0.10
                ------------------------------------------------------------------------------------------
                Outstanding, December 31, 2000                          241,636                $   15.70
                ==========================================================================================
                Exercisable, December 31, 2000                          163,636                $    9.89
                ==========================================================================================

                The options outstanding at December 31, 2000 expire on dates ranging to April 26, 2010.

                The following is a summary of stock options outstanding and exercisable at December 31, 2000.

                                                          Options outstanding               Options exercisable
                                                      ---------------------------       ------------------------------
                                                        Weighted         Weighted                            Weighted
                                                        average           average                             average
                   Range of              Number        remaining         exercise          Number             exercise
                exercise prices       Outstanding     life (years)         price        exercisable            price
                ------------------------------------------------------------------------------------------------------
                $0.10                   103,636           3.58            $  0.10         103,636             $  0.10
                $26.12 - $38.625        138,000           7.56            $ 27.41          60,000             $ 26.79
                ------------------------------------------------------------------------------------------------------
                                        241,636                                           163,636
                ======================================================================================================

                With respect to the options granted in 1999 and 2000, the current market price did not exceed the exercise price at the grant date, therefore, no compensation expense has been recorded.

        (d)     Warrants:

                                                                 2000                  1999
                ============================================================================
                Warrants outstanding (note 6(f))               400,000               400,000
                ============================================================================

        (e)     Employee share compensation:

                During 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at the market value of the common shares on the issuance date of $26.88 per share. Compensation expense of $1,344,000 has been recorded for this issuance.

        (f)     Acquisition of goodwill:

                During 1999, the Company acquired non-identifiable intangible assets related to an auction business through the payment of $25 million cash and the issuance of 100,000 common shares and 400,000 warrants to acquire common shares of the Company. The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001. The shares have been valued using the market price of $30.55 per share and the warrants have been valued at $4,332,000 using an option pricing model.

7.      SEGMENTED INFORMATION:

        The Company's principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

        Summarized information on the Company's activities generated by geographic segment are as follows:


                                               United States         Canada             Other           Combined
        ========================================================================================================
        Year ended December 31, 2000:
             Auction revenues                     $ 66,425          $ 18,517          $ 21,183          $106,125
             Capital assets and goodwill           109,376            30,005            31,356           170,737

        Year ended December 31, 1999:
             Auction revenues                       64,766            17,110            22,748           104,624
             Capital assets and goodwill            94,662            17,463            30,101           142,226

        Year ended December 31, 1998:
             Auction revenues                       49,747            16,105            29,047            94,899
             Capital assets                         31,529             9,203            20,592            61,324

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2000, 1999 and 1998


8.      INCOME TAXES:

        Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's results of operations as follows:

                                                                        2000                1999                1998
        =============================================================================================================
        Statutory tax rates in the United States                          39%                 39%                 39%
        =============================================================================================================
        Expected income tax expense                                 $  9,890            $ 13,155            $ 15,017
        Differences:
             Different tax rates in non-U.S. jurisdictions            (2,052)             (1,289)             (2,028)
             Other                                                       317                (414)                681
             --------------------------------------------------------------------------------------------------------

        Actual income tax expense                                   $  8,155            $ 11,452            $ 13,670
        =============================================================================================================

        Future income tax assets and liabilities are as follows:


                                                                                             2000              1999
        =============================================================================================================
        Future income tax assets:
             Tax deductible benefit of options granted                                    $   579           $   652
             Tax deductible financing costs incurred in the course of the
               Company's initial public offering in March 1998                                880             1,305
             Unused tax losses, expiring on December 31, 2004 to 2007                       1,327               543
             Accounts payable                                                                  --                20
             --------------------------------------------------------------------------------------------------------
        Total future income tax assets                                                      2,786             2,520
        Less valuation allowance                                                             (458)               --
        -------------------------------------------------------------------------------------------------------------
        Net future income tax assets                                                        2,328             2,520
        Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:
             Capital assets                                                                  (211)             (441)
             Goodwill                                                                        (376)             (162)
             --------------------------------------------------------------------------------------------------------
        Total future income tax liabilities                                                  (587)             (603)
        -------------------------------------------------------------------------------------------------------------
                                                                                          $ 1,741           $ 1,917
        =============================================================================================================

9.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

        The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. Material measurement differences to these consolidated financial statements are as follows:

        Consolidated statements of net income per share:

                                                                                 2000              1999              1998
        ====================================================================================================================
        Net income per share in accordance with United States GAAP:
             Basic                                                           $      1.03       $      1.34       $      1.56
             Diluted                                                                1.02              1.32              1.54
        ====================================================================================================================


     Consolidated statements of comprehensive net income:


                                                                              2000               1999               1998
        ==================================================================================================================
        Net income in accordance with Canadian GAAP                         $ 17,205           $ 22,280           $ 24,834
        Effect of differences in accounting for
         reorganization costs (note 9(a))                                         --                 --                (20)
        ------------------------------------------------------------------------------------------------------------------

        Net income in accordance with United States GAAP                      17,205             22,280             24,814

        Other comprehensive loss (note 9(b)):

             Foreign currency translation adjustment                          (2,838)              (791)              (210)
        ------------------------------------------------------------------------------------------------------------------

        Comprehensive income in accordance with United States GAAP          $ 14,367           $ 21,489           $ 24,604
        ==================================================================================================================

        (a)     Reorganization costs

                In accordance with generally accepted accounting principles in Canada, costs incurred with respect to a reorganization undertaken by the Company were charged, net of tax, against equity. Under generally accepted accounting principles in the United States, such amounts are required to be charged against income.

        (b)     Other comprehensive loss

                Comprehensive loss includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, and reflected as a separate component of shareholders' equity.

SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States Dollars, except per share data)


                          Year Ended    Year Ended     Year Ended        Year Ended    Year Ended     Year Ended     Year Ended
                          December 31,  December 31,   December 31,      December 31,   April 30,      April 30,      April 30,
                             2000           1999           1998             1997           1997           1996          1995
===============================================================================================================================
                                                                      (unaudited)
GROSS AUCTION SALES      $ 1,232,974    $ 1,170,529    $ 1,087,800      $   946,415    $   792,865    $   752,735    $   634,058
                         ======================================================================================================
INCOME STATEMENT DATA
  Auction revenues       $   106,125    $   104,624    $    94,899      $    85,009    $    72,186    $    65,306    $    51,326
  Direct expenses            (17,936)       (17,469)       (16,010)         (17,351)       (13,908)       (13,138)       (12,979)
                         ======================================================================================================
                              88,189         87,155         78,889           67,658         58,278         52,168         38,347
  Depreciation and
    amortization              (7,761)        (5,581)        (2,752)          (2,548)        (2,014)        (1,820)   $    (1,708)
  General and
    administrative           (52,942)       (47,346)       (39,315)
                         =========================================
  Income from
    operations                27,486         34,228         36,822
  Interest expense            (3,378)        (1,705)        (1,569)          (2,034)        (1,081)        (1,104)        (1,274)
  Other income                 1,252          1,209          3,251(2)           754            917          1,179            677
  Income before
    income taxes              25,360         33,732         38,504
  Income taxes                (8,155)       (11,452)       (13,670)
                         =========================================
  Net income             $    17,205    $    22,280    $    24,834
                         =========================================
  Net income per
   share-diluted(1)      $      1.02    $      1.32    $      1.54(3)
                         =========================================

BALANCE SHEET DATA
  (END OF YEAR)
  Working capital
    (including cash)     $    30,857    $    25,980    $    49,149      $     3,322    $    39,707    $    33,132    $    21,822
  Total assets               268,353        216,146        152,593           70,460        142,858        150,969         98,521
  Long term debt              57,821         35,728          8,768            4,623          5,755          6,547          6,985
  Total shareholders'
    equity                   148,764        134,395        104,172           25,706         59,325         48,801         37,718

SELECTED OPERATING DATA
  Auction revenues as
    percentage of
    gross auction sales         8.61%          8.94%          8.72%            8.98%          9.10%          8.68%          8.09%
  Number of consignors        18,177         16,185         14,432           13,636         12,088         10,744         10,460
  Number of buyers            41,940         38,958         34,613           33,340         30,630         27,837         27,401
  Number of permanent
     auction sites                20             17             13               13             13             12             11
    (end of year)
-------------------------------------------------------------------------------------------------------------------------------

Note: Information for periods prior to 1998 has been omitted if it is not meaningful for comparative purposes. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Diluted net income per share has been calculated in accordance with United States GAAP.

(2)     Other income in 1998 includes $1.8 million of non-recurring income.

(3) 1998 net income per share is not comparable to 1999 net income per share because the average number of shares outstanding changed significantly between the two periods due to the impact of the Company's initial public offering in March 1998.

SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States Dollars, except per share data)


                         Gross            Auction                Net                    Net Income Per Share          Closing
2000                 Auction Sales         Revenue              Income               Basic           Diluted(1)     Stock Price
===============================================================================================================================
1st quarter          $  289,928          $   26,769          $    3,609            $   0.22           $   0.21       $   25.50
2nd quarter             353,354              29,570               6,109                0.36               0.36           23.94
3rd quarter             231,550              21,554               1,503                0.09               0.09           21.38
4th quarter             358,142              28,232               5,984                0.36               0.36           20.75
--------------------------------------------------------------------------------------------------------------
                     $1,232,974          $  106,125          $   17,205            $   1.03           $   1.02
==============================================================================================================

                         Gross            Auction                Net                    Net Income Per Share          Closing
1999                 Auction Sales         Revenue              Income               Basic           Diluted(1)     Stock Price
===============================================================================================================================
1st quarter          $  201,764          $   18,013          $    1,632          $    0.10           $   0.10       $   33.69
2nd quarter             387,288              35,589              10,471               0.63               0.62           38.13
3rd quarter             219,024              20,699               2,146               0.13               0.13           38.00
4th quarter             362,453              30,323               8,031               0.48               0.47           27.75
-------------------------------------------------------------------------------------------------------------
                     $1,170,529          $  104,624          $   22,280          $    1.34           $   1.32
=============================================================================================================

                         Gross            Auction                Net                   Net Income Per Share           Closing
1998                 Auction Sales         Revenue              Income               Basic           Diluted(1)     Stock Price
===============================================================================================================================
1st quarter          $  227,637          $   21,229          $    3,377          $    0.24           $   0.24       $   24.06
2nd quarter             339,219              29,188               8,492               0.51               0.51           26.56
3rd quarter(2)          183,633              13,869               2,004               0.12               0.12           22.13
4th quarter             337,311              30,613              10,961               0.66               0.65           26.94
-------------------------------------------------------------------------------------------------------------
                     $1,087,800          $   94,899          $   24,834          $    1.56(3)        $   1.54(3)
=============================================================================================================


(1) Diluted net income per share has been calculated in accordance with United States GAAP.

(2) Net income for the third quarter of 1998 includes non-recurring income of $1.2 million or $0.07 per share.

(3) 1998 net income per share on a full year basis does not equal the sum of the quarterly amounts because the number of shares outstanding changed significantly in March 1998 when the company completed its initial public offering.

[LOGO]   SHAREHOLDER INFORMATION


ADDRESS

RITCHIE BROS. AUCTIONEERS INCORPORATED
9200 Bridgeport Road
Richmond, BC
Canada, V6X 1S1
Telephone:                (604) 273-7564
Canada (toll-free)        1-800-663-1739
USA (toll-free)           1-800-663-8457
Facsimile:                (604) 273-6873
Website:                  rbauction.com


DIRECTORS AND EXECUTIVE OFFICERS

David E. Ritchie          Chairman and Chief Executive Officer
C. Russell Cmolik         Director, President and Chief Operating Officer
Peter J. Blake            Director, VP - Finance & Chief Financial Officer
Charles E. Croft          Director
G. Edward Moul            Director
Robert S. Armstrong       Corporate Secretary


MANAGEMENT ADVISORY COMMITTEE

David E. Ritchie          Chief Executive Officer
C. Russell Cmolik         President and Chief Operating Officer
Peter J. Blake            VP - Finance and Chief Financial Officer
Robert S. Armstrong       Manager - Finance & Corporate Relations;
                          Corporate Secretary
Edward H. Banser          VP - South Central Division
Donald F. Chalmers        VP - Western Canada & Prairie Divisions
Robert K. Mackay          VP - Asia Pacific Division
Michael J. Murray         Divisional Manager - Northwest Division
David D. Nicholson        Regional Manager - Great Lakes Region
Michael G. Ritchie        VP - Northeast Division
Roger W. Rummel           VP - Southwest & Mexico Divisions
J. Dean Siddle            Valuation Analyst
Sylvain M. Touchette      VP - Eastern Canada Division
Randall J. Wall           Managing Director - Europe &
                          Middle East Divisions
Robert K. Whitsit         VP - Southeast Division
John T. Wild              VP - Administration & Human Resources


INVESTOR RELATIONS

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

   INVESTOR RELATIONS DEPARTMENT
   9200 Bridgeport Road
   Richmond, BC
   Canada, V6X 1S1
   Telephone:             (604) 273-7564
   Canada (toll-free)     1-800-663-1739
   USA (toll-free)        1-800-663-8457
   Facsimile:             (604) 273-2405
   Email:                 ir@rbauction.com

Copies of the Company's filings with the US Securities & Exchange Commission and with the Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the Internet at rbauction.com.


ANNUAL GENERAL MEETING

The Annual General Meeting of the Company's shareholders will be held at 11am on Friday April 20, 2001 at the Abercorn Inn, 9260 Bridgeport Road, Richmond, B.C. V6X 1S1.


STOCK EXCHANGE

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and trades under the symbol "RBA".


TRANSFER AGENT

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

  COMPUTERSHARE TRUST COMPANY OF CANADA
  Suite 600
  530 - 8th Avenue S.W.
  Calgary, Alberta
  Canada T2P 3S8
  Telephone:                   (403) 260-6440
  Canada and USA (toll-free):  1-800-332-0095
  Facsimile:                   (403) 260-6442
   Email:                       sylvia.stake@computershare.com

Co-agent in the United States:
  COMPUTERSHARE TRUST COMPANY OF NEW YORK
   New York, NY


AUDITORS

KPMG LLP
Vancouver, Canada



                                                                          [LOGO]

AUCTION SITES


UNITED STATES                                                                   PHONE                     FAX
Phoenix, Arizona
  1833 S. 59th Ave., Phoenix, AZ 85043-7909 ......................          (602) 269-5631          (602) 269-5674

Perris, California
  765 W. Rider St., Perris, CA 92571-3515 ........................          (909) 940-9441          (909) 940-9442

Stockton, California
  1811 Grand Canal Blvd., Ste 2, Stockton, CA 95207-8107 .........          (209) 475-4990          (209) 475-4995

Denver, Colorado
  821 County Road 27, Brighton, CO 80603-9365 ....................          (303) 659-3962          (303) 659-2902

Ocala, Florida
  1890 NW 63rd St., Ocala, FL 34475-3061 .........................          (352) 401-0460          (352) 401-0450

Atlanta, Georgia
  4170 Highway 154, Newnan, GA 30265-1429 ........................          (770) 304-3355          (770) 304-3366

Chicago, Illinois
  2400 Ritchie Rd., Morris, IL 60450 .............................          (815) 941-6400          (815) 942-8053

North East, Maryland
  3201 W. Pulaski Hwy., North East, MD 21901 .....................          (410) 287-4330          (410) 287-4332

Minneapolis, Minnesota
  22100 Pillsbury Ave., Lakeville, MN 55044-8229 .................          (952) 469-1700          (952) 469-1732

Statesville, North Carolina
  2718 Salisbury Hwy., Statesville, NC 28677-1160 ................          (704) 873-6633          (704) 873-3394

Albuquerque, New Mexico
  13510 Central Ave. S.W., Albuquerque, NM 87121-7703 ............          (505) 836-0738          (505) 839-2070

Houston, Texas
  14218 I-10 East Hwy., Houston, TX 77015-5910 ...................          (713) 455-5200          (713) 455-5270

Fort Worth, Texas
  6050 Azle Ave., Lake Worth, TX 76135-2603 ......................          (817) 237-6544          (817) 238-9898

Olympia, Washington
  13232 Case Rd. S.W., Olympia, WA 98512-9129 ....................          (360) 956-1500          (360) 956-1508


CANADA

Edmonton, Alberta
  1806 5th Street, Nisku, AB T9E 7V5 .............................          (780) 955-2486          (780) 955-2662

Prince George, British Columbia
  7818 Hwy. 97 South, Prince George, BC V2N 6C9 ..................          (250) 963-8491          (250) 963-8135

Surrey, British Columbia
  12021 Musqueam Dr., Surrey, BC V3T 5B6 .........................          (604) 580-0166          (604) 580-1245

Truro, Nova Scotia
  63 Lysander Ave., Debert, NS B0M 1G0 ...........................          (902) 895-3700          (902) 662-2272

Toronto, Ontario
  3 Manchester Court, Bolton, ON L7E 5T5 .........................          (905) 857-2422          (905) 857-5195

Montreal, Quebec
  1373 rue Briere, Mont Saint Hilaire, QC  J3H 6E9 ...............          (450) 464-2888          (450) 464-4460


INTERNATIONAL

Brisbane, Australia
  1-57 Burnside Rd., Yatala, QLD 4207 ............................          61-7-3382-4444          61-7-3382-4433

Toluca, Mexico
  Hegel 153-101 Col Polanco, Mexico City, Mexico 11560 ...........          52-5-2541609            52-5-2542864

Moerdijk, The Netherlands
  Mark S Clarke Laan 21 M 530, Port of Moerdijk, NLD 4761 RK .....          31-168-392200           31-168-392250

Singapore
  31 Harbour Dr., Singapore 117539 ...............................          65-477-9222             65-477-9233

Dubai, United Arab Emirates
  Building 12, Office 5, Jebel Ali Free Zone, UAE ................          971-4-8838398           971-4-8838495


           A full listing of Ritchie Bros. sales offices is available at rbauction.com

                          RB RITCHIE BROS. AUCTIONEERS

               9200 BRIDGEPORT ROAD, RICHMOND, BC, CANADA V6X 1S1
                     TEL: (604) 273-7564 FAX: (604) 273-6873

                                WWW.RBAUCTION.COM